September 20, 2019

Brian P. Lynch
Chief Financial Officer
Callaway Golf Company
2180 Rutherford Road
Carlsbad, California 92008

       Re: Callaway Golf Company
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           Form 10-Q for the Quarterly Period Ended June 30, 2019
           Filed August 9, 2019
           Form 8-K
           Filed on August 8, 2019
           File No. 001-10962

Dear Mr. Lynch:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Note 3. Revenue Recognition, page 14

1. We note that your disclosure of disaggregated revenue in Note 3 is limited to golf clubs, golf balls, apparel, and gear, accessories and other. We also note that in the Form 10-K for the year ended December 31, 2018 you disclosed revenue disaggregated into the following categories: woods, irons, putters, golf balls, and gear accessories and other.
      Please explain to us why you no longer believe you should disaggregate the revenue related to the golf clubs category (i.e. woods, irons, and putters). Please consider the guidance in ASC 606-10-55-90 and 55-91 in your response to us.
 Brian P. Lynch
FirstNameGolf Company P. Lynch
Callaway LastNameBrian
Comapany 20, 2019
September NameCallaway Golf Company
September 20, 2019 Page 2
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FirstName LastName
Note 18. Segment Information, page 34

2. We note your disclosure that due to the January 2019 acquisition of Jack Wolfskin, combined with the continued growth of TravisMathew and OGIO branded soft goods, and the anticipated significant future growth in the soft goods business, you reassessed your operating segments and evaluated your global business platform, and as a result changed the composition of your reportable segments on the basis of golf equipment and soft goods products. With such assessment you now have two reportable operating segments, namely the Golf Equipment operating segment and the Apparel, Gear and Other operating segment. We note the Golf Equipment segment now consists of golf clubs and golf balls.
         Given that golf balls was previously its own operating and reportable segment and represented in excess of 10% of both net sales and pre-tax income in prior periods, as well as the six months ended June 30, 2019, please tell us and disclose if you have aggregated the previous operating segments of golf clubs and golf balls into one new reportable segment, and explain the basis thereof for aggregation. Your response should address the requirements of ASC 280-10-50-11 and 50-12(a) and (b). If you do not currently consider golf balls to be a separate operating segment, please explain to us why not using the criteria in ASC 280-10-50-1.
Form 8-K furnished on August 8, 2019

Exhibit 99.1 Earnings Release, page 1

3. We note that the table reconciling net income to adjusted EBITDA for the 2019 trailing twelve months and 2018 trailing twelve months, appears to have two different amounts titled "Adjusted EBITDA." To avoid confusion, please revise so that these differing amounts do not both have the title "Adjusted EBITDA."
4. We note that your earnings release discloses guidance for full year 2019 non-GAAP net sales, earnings per share, Adjusted EBITDA, gross margin, and operating expenses and guidance for Q3 2019 for net sales, earnings per share, and Adjusted EBITDA. Please note that each of these amounts should be reconciled to the comparable GAAP measures.
         In this regard, we note the tables at the end of the release appear to disclose certain non-
         GAAP adjustments, however these tables are not considered reconciliations of the GAAP amounts to non-GAAP measures. If you can not provide these reconciliations without unreasonable efforts, please revise to disclose that fact. Please revise accordingly. See
         Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the SEC Staff's
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated
         April 4, 2018.
5. We note that your Supplemental Financial Information and Non-GAAP Reconciliation tables for both the three months and six months ended
June 30, 2019 and
         2018, appear to present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please be advised it is not
 Brian P. Lynch
Callaway Golf Company
September 20, 2019
Page 3
         appropriate to present a full non-GAAP income statement for purposes of reconciling non-
         GAAP measures to the most directly comparable GAAP measure. Please revise and reconcile without presenting a full non-GAAP income statement or tell us why you believe your current disclosure is appropriate. See Question 102.10 of the updated Non-
         GAAP Financial Measures Compliance and Disclosure Interpretations updated on April 4,
         2018. Additionally, please explain to us and revise to more clearly disclose the nature of the adjustments in the column titled "Non-Cash Purchase Accounting Adjustments."
6. We note that at the top of your earnings release, non-GAAP fully diluted earnings per share and Adjusted EBITDA are presented with more prominence than the most comparable GAAP measures. Please revise to disclose the most directly comparable
         GAAP measure prior to disclosure of a non-GAAP measure, in accordance with Item
         10(e)(1)(i)(A) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-
3301 if you have questions regarding comments on the financial statements and related matters. Please contact Melissa Raminpour at (202) 551-3379 with any other questions.



FirstName LastNameBrian P. Lynch                             Sincerely,
Comapany NameCallaway Golf Company
                                                             Division of
Corporation Finance
September 20, 2019 Page 3                                    Office of
Transportation and Leisure
FirstName LastName